UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Callaway Golf Company
 (Name of Issuer)

Common Stock, par value $0.01 per share
(Titles of Class of Securities)

131193104
(CUSIP Number)

Providence Equity Partners L.L.C.
50 Kennedy Plaza, 18th Floor
Providence, Rhode Island 02903
(401) 751-1700

with a copy to:

Kevin J. Sullivan
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, MA 02110-1800
(617) 772-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Statement, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 131193104	13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS
PEP TG INVESTMENTS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
28,905,290 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
28,905,290 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,905,290 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.68%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP TG Investments LP is calculated assuming a total of approximately 184,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Callaway Golf Company (the “Issuer”), deemed issued and outstanding, which includes (i) 94,241,747 shares of Common Stock outstanding as of January 31, 2021, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”), (ii) approximately 90,000,000 shares of Common Stock issued as merger consideration in connection with the merger of 51 Steps, Inc., a Delaware corporation (“Merger Sub”), with and into Topgolf International, Inc. (“Topgolf”), with Topgolf surviving the merger as a wholly owned subsidiary of Issuer (the “Merger”), pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated October 27, 2020, by and among the Issuer, Topgolf and Merger Sub and as set forth in the Issuer’s Current Report on Form 8-K dated March 8, 2021 (the “Form 8-K”) and (iii) 130,064 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined herein).

CUSIP No. 131193104	13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS
PEP TG INVESTMENTS GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
28,905,290 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
28,905,290 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,905,290 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.68%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The ownership percentage set forth herein for PEP TG Investments GP LLC is calculated assuming a total of approximately 184,000,000 shares of Common Stock deemed issued and outstanding, which includes (i) 94,241,747 shares of Common Stock outstanding as of January 31, 2021, as set forth in the Form 10-K, (ii) approximately 90,000,000 shares of Common Stock issued as merger consideration in connection with the Merger and as set forth in Form 8-K and (iii) 130,064 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined herein).

CUSIP No. 131193104	13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS
MICHAEL DOMINGUEZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
28,905,290 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
28,905,290 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,905,290 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.68%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*
The ownership percentage set forth herein for Michael Dominguez is calculated assuming a total of approximately 184,000,000 shares of Common Stock deemed issued and outstanding, which includes (i) 94,241,747 shares of Common Stock outstanding as of January 31, 2021, as set forth in the Form 10-K, (ii) approximately 90,000,000 shares of Common Stock issued as merger consideration in connection with the Merger and as set forth in Form 8-K and (iii) 130,064 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined herein).

CUSIP No. 131193104	13D	Page 5 of 11

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Callaway Golf Company, a Delaware corporation (the “Issuer”). The Common Stock is listed on the New York Stock Exchange under the ticker symbol “ELY.” The principal executive offices of the Issuer are located at 2180 Rutherford Road, Carlsbad, California 92008.

Item 2.	Identity and Background

The names and locations of organization of the persons jointly filing this Statement (collectively, the “Reporting Persons”) are:

•	PEP TG Investments LP, a Delaware limited partnership;

•	PEP TG Investments GP LLC, a Delaware limited liability company, and sole general partner of PEP TG Investments LP; and

•	Michael Dominguez, a natural person, United States citizen and the sole member of PEP TG Investments GP LLC.

The Reporting Persons have entered into a Joint Filing Agreement dated the date of this Statement. A copy of the Joint Filing Agreement is filed as Exhibit 99.1 hereto and is incorporated by reference in its entirety herein.

PEP TG Investments GP LLC is the sole general partner of PEP TG Investments LP.  Michael Dominguez is the sole member of PEP TG Investments GP LLC. As a result of the receipt by PEP TG Investments LP of the shares of Common Stock pursuant to the Merger (as defined in Item 3) and by PEP TG Investments LP’s ownership of the Warrant (as defined in Item 3), the Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act, and may deemed to be the beneficial owner of all of the shares of Common Stock held directly by PEP TG Investments LP. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

The principal business of each of the Reporting Persons is investments. The principal office of each of the Reporting Persons is located at 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This Statement relates to shares of Common Stock received by PEP TG Investments LP in connection with the Merger (as defined below).

CUSIP No. 131193104	13D	Page 6 of 11

Merger Agreement

On October 27, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Topgolf International, Inc., a Delaware corporation (“Topgolf”), pursuant to which a direct, wholly owned subsidiary of the Issuer, 51 Steps, Inc., a Delaware corporation (“Merger Sub”), merged with and into Topgolf, with Topgolf surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”). On March 8, 2021 (the “Closing Date”), the Issuer, Merger Sub and Topgolf consummated the Merger.

In connection with the Merger, the Issuer issued approximately 90,000,000 shares of Common Stock to the stockholders of Topgolf (excluding the Issuer) for 100% of the outstanding equity of Topgolf.  The number of shares of Common Stock issued to Topgolf stockholders pursuant to the Merger Agreement (the “Merger Consideration”) was calculated using an exchange ratio based on (i) an equity value of Topgolf of approximately $1.987 billion and (ii) a price per share of Common Stock fixed at $19.40. No fractional shares of Common Stock were issued in the Merger, and Topgolf stockholders received cash in lieu of any fractional shares.

At the effective time of the Merger (the “Effective Time”), each share of Topgolf preferred stock and each share of Topgolf common stock that was issued and outstanding immediately prior to the Effective Time (other than shares held by the Issuer and shares held by Topgolf in treasury (if any), which were canceled for no consideration and other than dissenting shares (if any), holders of which are not entitled to the Merger Consideration and are only be entitled to such rights as may be granted under the General Corporation Law of the State of Delaware) was converted into the right to receive a number of shares of the Common Stock equal to its pro rata portion of the Merger Consideration (such number of shares of Common Stock received for each share of Topgolf common stock, the “per share common stock consideration”), after taking into account the applicable liquidation preferences set forth in Topgolf’s organizational documents.

Furthermore, (i) at the Effective Time, each outstanding Topgolf stock option that had not been exercised and that was held by an employee or independent contractor of Topgolf who was providing services to Topgolf at the Effective Time, or a Topgolf director appointed to the Board following the consummation of the Merger (each, a “Rollover Option”), was automatically converted into an option to purchase a number of shares of Common Stock determined by multiplying the number of shares of Topgolf common stock subject to such Rollover Option by an exchange ratio (the “Equity Award Exchange Ratio”) calculated by dividing (x) the cash value of the per share common stock consideration paid to Topgolf common stockholders assuming a per share price for Callaway common stock of $19.40 (the “cash equivalent per share common stock consideration”) by (y) $19.40, with such Rollover Option having a per share exercise price equal to the per share exercise price of the underlying Topgolf stock option divided by the Equity Award Exchange Ratio, (ii) immediately prior to the Effective Time, each outstanding Topgolf stock option that had not been exercised and that was not a Rollover Option (each, a “Settled Stock Option”), were deemed to be net exercised for a number of shares of Common Stock equal to (a) the excess, if any, of the per share common stock consideration over the exercise price of the Settled Stock Option and applicable taxes to be withheld as a result of the deemed exercise, multiplied by the total number of shares of Topgolf common stock subject to such Settled Stock Option immediately prior to the Effective Time, divided by (b) the cash equivalent per share common stock consideration, and (iii) at the Effective Time, each outstanding share of Topgolf restricted stock, to the extent then unvested, received the per share common stock consideration, subject to the same terms and conditions as were applicable to such share of Topgolf restricted stock immediately prior to the Effective Time, including applicable vesting conditions.

Immediately following the Effective Time, stockholders of the Issuer as of immediately prior to the Effective Time owned approximately 51.3% of the outstanding shares of the combined company and former Topgolf stockholders, other than the Issuer, owned approximately 48.7% of the outstanding shares of the combined company. Pursuant to the terms of the Merger Agreement, PEP TG Investments LP received, in exchange for shares of Topgolf preferred stock and Topgolf common stock held by PEP TG Investments LP, 28,775,226 shares of Common Stock as Merger Consideration.

CUSIP No. 131193104	13D	Page 7 of 11

Warrant

In connection with the Merger and pursuant to an Assignment, Assumption and Amendment Agreement (the “Warrant Assumption Agreement”), dated as of October 27, 2020, by and among the Issuer, Topgolf and PEP TG Investments LP, at the Effective Time, the Issuer assumed that certain issued and outstanding Warrant to Purchase Shares of Series E Preferred Stock (the “Original Warrant”), dated July 6, 2016, between Topgolf and PEP TG Investments LP. At the Effective Time and pursuant to the Warrant Assumption Agreement, the Original Warrant was converted into the right to receive shares of Common Stock (such warrant as amended by the Warrant Assumption Agreement, the “Warrant”). The Warrant is exercisable to purchase up to 130,064 shares of Common Stock, at an exercise price of $25.98 per share, at any time or from time to time after the Effective Time, and prior to 5:00 p.m. Eastern Standard Time on July 6, 2026, subject to adjustment pursuant to the terms of the Warrant.

Stockholders Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Issuer and each of DDFS Partnership, LP, Dundon 2009 Gift Trust (together with DDFS Partnership, LP, “Dundon”), TGP Investors, LLC, TGP Investors II, LLC, TGP Advisors, LLC (together with TGP Investors, LLC and TGP Investors II, LLC, “WestRiver”) and PEP TG Investments LP (together with Dundon and WestRiver, the “Support Stockholders”) entered into a Stockholders Agreement (the “Stockholders Agreement”), pursuant to which (i) PEP TG Investments LP (together with its successors and permitted transferees) has the right to designate one person to be appointed or nominated, as the case may be, for election to the Board (including any successor, the “Providence Nominee”) for so long as PEP TG Investments LP and its successors and permitted transferees collectively maintain beneficial ownership of 50% or more of the shares of Common Stock owned by them on the Closing Date; (ii) Dundon (together with their successors and permitted transferees) has the right to designate one person to be appointed or nominated, as the case may be, for election to the Board (including any successor, the “Dundon Nominee”) for so long as Dundon and their successors and permitted transferees collectively maintain beneficial ownership of 50% or more of the shares of Common Stock owned by them on the Closing Date; and (iii) WestRiver (together with their respective successors and permitted transferees) has the right to designate one person to be appointed or nominated, as the case may be, for election to the Board (including any successor, the “WestRiver Nominee”, and together with the Providence Nominee and the Dundon Nominee, each a “Nominee”) for so long as WestRiver and their successors and permitted transferees collectively maintain beneficial ownership of 50% or more of the shares of Common Stock owned by them on the Closing Date. At the Effective Time of the Merger, Scott M. Marimow, a Managing Director of Providence Equity Partners L.L.C., was appointed to the Issuer’s board of directors (the “Issuer Board”) as the Providence Nominee, pursuant to the Stockholders Agreement.

 Pursuant to the Stockholders Agreement, each of the Support Stockholders has agreed with the Issuer to vote all shares of Common Stock (or securities convertible into shares of Common Stock) held of record by such Support Stockholder to cause the Issuer to elect as directors those individuals included in the slate of nominees proposed by the Issuer Board. In addition, each of the Support Stockholders has agreed it shall not grant any proxy or enter into or agree to be bound by any voting trust with respect to shares of Common Stock (or securities convertible into shares of Common Stock).

The Stockholders Agreement became effective at the closing of the Merger, and will terminate when the stockholders party to the agreement no longer have the right to nominate any Nominees under the agreement, or if earlier terminated by written agreement of the Issuer and such stockholders.

Registration Rights Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Issuer and each of the Support Stockholders entered into a Registration Rights Agreement (the “Registration Rights Agreement,” and, together with the Merger Agreement, the Original Warrant, the Warrant Assumption Agreement and the Stockholders Agreement, the “Transaction Agreements”), pursuant to which, after 180 days from the consummation of the Merger, the Support Stockholders, together with their successors and permitted assigns, have certain demand, “piggy-back” and shelf registration rights with respect to all shares of Common Stock received by such persons in connection with the consummation of the Merger and any shares of Common Stock issued in exchange of any warrant right or other security that is issued in exchange for or in replacement of shares of Common Stock (the “registrable securities”).

CUSIP No. 131193104	13D	Page 8 of 11

Under the Registration Rights Agreement, each of the Support Stockholders, subject to certain limited exceptions, has agreed for a period of two years from the Closing Date (the “coordination period”) to coordinate transfers or sales of its shares of Common Stock received in connection with the consummation of the Merger among the other coordinating stockholders. The coordination provisions apply to all registrable securities held by the Support Stockholders, excluding shares of Common Stock received in exchange for Series F preferred stock, Series G preferred stock or Series H preferred stock of Topgolf (collectively, the “excluded stock”). During the coordination period, each of the Support Stockholders has agreed not to transfer or sell in a given one-year period (with the first such one-year period commencing on the Closing Date) more than 50% of its shares of the total registrable securities, other than the excluded stock, owned by such Support Stockholder on the first day of such one-year period.

The Registration Rights Agreement became effective upon the closing of the Merger, and will terminate at such time that all registrable securities under the agreement have been sold, transferred, disposed of or exchanged pursuant to a registration statement, or the later of (i) the date upon which there are no registrable securities outstanding and (ii) the expiration of the coordination period.

The foregoing descriptions of the Transaction Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. Copies of the Merger Agreement, the Original Warrant, the Warrant Assumption Agreement, the Stockholders Agreement and the Registration Rights Agreement, which are attached as Exhibits 2.1, 2.2, 2.3, 2.4 and 2.5 to this Statement, are incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth or incorporated by reference in Items 3, 5 and 6 of this Statement is incorporated by reference in this Item 4.

The Reporting Persons have acquired (or have been deemed to acquire) beneficial ownership in the shares of Common Stock reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer continually.

Although the Reporting Persons do not currently have any specific plan or proposal to sell or transfer the Common Stock, except as described herein, each Reporting Person may, and reserves the right (in each case, subject to any applicable restrictions under law and/or the Transaction Agreements), at any time and from time to time to (i) purchase or otherwise acquire additional shares of Common Stock or other securities of the Issuer or of subsidiaries of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions, or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, members, limited partners or other equityholders, (iv) pledge, hypothecate, impose a lien on, use as a security interest or otherwise encumber the Issuer Securities, and/or (v) engage in discussions and communications, in its capacity as a holder of Issuer Securities or through the Providence Nominee on the Board, with the Issuer, members of management and the Board, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring (A) extraordinary corporate transactions, such as a merger or sales or acquisitions of assets or businesses, (B) changes to the Issuer’s capitalization or dividend policy, (C) other changes to the Issuer’s business or structure or (D) one or more of the other actions described in paragraphs “(a)” through “(j)” of Item 4 of Schedule 13D under the Exchange Act.

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4 and 6 of this Statement is incorporated by reference in this Item 5.

(a) and (b)  Pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the beneficial ownership, with respect to each Reporting Person, disclosed on this Statement includes shares of Common Stock that are issuable upon exercise of the Warrant. The applicable ownership percentages are calculated, with respect to each Reporting Person, as a percentage of the sum of (i) 94,241,747 shares of Common Stock outstanding as of January 31, 2021, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, (ii) approximately 90,000,000 shares of Common Stock issued as Merger Consideration and (iii) 130,064 shares of Common Stock subject to the Warrant (such sum, the “Outstanding Common Stock”).

CUSIP No. 131193104	13D	Page 9 of 11

As a result of the Merger and the Transaction Agreements:

•	PEP TG Investments LP directly holds 28,905,290 shares of Common Stock or approximately 15.68% of the Outstanding Common Stock;

•
PEP TG Investments GP LLC is the sole general partner of PEP TG Investments LP. PEP TG Investments GP LLC may be deemed to beneficially own 28,905,290 shares of Common Stock or 15.68% of the Outstanding Common Stock by virtue of its position as sole general partner of PEP TG Investments LP; and

•
Michael Dominguez is the sole member of PEP TG Investments GP LLC. Michael Dominguez may be deemed to beneficially own 28,905,290 shares of Common Stock or 15.68% of the Outstanding Common Stock by virtue of his position as the sole member of PEP TG Investments GP LLC.

PEP TG Investments GP LLC disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement should not be construed as an admission that PEP TG Investments GP LLC is, for the purpose of Schedule 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Michael Dominguez disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement should not be construed as an admission that Michael Dominguez is, for the purpose of Schedule 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Except as set forth in this Item 5(a), none of the Reporting Persons beneficially own any shares of Common Stock.

(c) Except for the Transaction Agreements described above, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 3, 4 and 5 of this Statement is incorporated by reference in this Item 6.

Except for the Transaction Agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

CUSIP No. 131193104	13D	Page 10 of 11

Item 7.	Material to Be Filed as Exhibits

2.1	Merger Agreement, dated as of October 27, 2020, by and among Callaway Golf Company, 51 Steps, Inc., and Topgolf International, Inc.**
2.2	Warrant to Purchase Shares of Series E Preferred Stock, dated as of July 6, 2016, by and between PEP TG Investments LP and Topgolf International, Inc.*
2.3	Assignment, Assumption and Amendment Agreement, dated as of October 27, 2020, by and among Callaway Golf Company, Topgolf International, Inc. and PEP TG Investments LP*
2.4	Stockholders Agreement, dated as of October 27, 2020, by and among Callaway Golf Company and certain stockholders of Topgolf International, Inc.**
2.5	Registration Rights Agreement, dated as of October 27, 2020, by and among Callaway Golf Company, Topgolf International, Inc. and certain stockholders of Topgolf International, Inc.**
99.1	Joint Filing Agreement, dated as of March 17, 2021, by and among PEP TG Investments LP, PEP TG Investments GP LLC, and Michael Dominguez*

*	Filed herewith.
**	Previously filed.

CUSIP No. 131193104	13D	Page 11 of 11

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2021	PEP TG INVESTMENTS LP

/s/ Michael Dominguez
	Name:	Michael Dominguez
	Title:	Authorized Signatory

Date: March 17, 2021	PEP TG INVESTMENTS GP LLC

/s/ Michael Dominguez
	Name:	Michael Dominguez
	Title:	Authorized Signatory

Date: March 17, 2021	MICHAEL DOMINGUEZ

/s/ Michael Dominguez
	Name:	Michael Dominguez